UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CompoSecure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39687	85-2749902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

309 Pierce Street

Somerset, NJ 08873

(Address of principal executive offices)

Steven J. Feder

General Counsel & Corporate Secretary

(908) 518-0500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023. ☒

Section 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of CompoSecure, Inc. (also referred to herein as “CompoSecure,” “we,” “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2023 to December 31, 2023.

CompoSecure has concluded in good faith that during 2023, our business manufactured products for which conflict minerals, as defined in the Rule (“Conflict Minerals”), at trace levels are necessary to their functionality or production. As required by the Rule, we conducted a reasonable country of origin inquiry (“RCOI”) regarding the source of the Conflict Minerals. CompoSecure does not have sufficient information from our suppliers or other sources at this time to conclude whether any of the Conflict Minerals originated or may have originated in the Covered Countries (as defined in the Rule) and if so, whether those Conflict Minerals are solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry

For 2023, CompoSecure surveyed its direct suppliers to obtain country of origin information for the Conflict Minerals in our products using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“RMI”).

That supply chain survey requested suppliers to identify the smelters, refiners and countries of origin of the Conflict Minerals they supply to CompoSecure. We compared the smelters identified in the surveys against the lists of facilities which have received a “conformant” designation by the Responsible Minerals Assurance Process (“RMAP”) provided by the RMI. If a smelter identified by our suppliers was not listed as having received a “conformant” designation, we reviewed its website and other information in an attempt to determine country of origin information for the Conflict Minerals that it processed.

Based on the results of our inquiry, we proceeded with due diligence measures pursuant to the Rule. There is significant overlap between our RCOI efforts and the due diligence measures we performed. Both are discussed in more detail in the Conflict Minerals Report filed as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD are publicly available at: https://ir.composecure.com/esg as well as on the SEC’s EDGAR database at www.sec.gov. The reference to CompoSecure’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report for the period January 1 to December 31, 2023, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Steven J. Feder
Name:	Steven J. Feder
Title:	General Counsel & Corporate Secretary

Date: May 31, 2024